DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA



Date 19/09/2006

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com




8 2006
WASH. D.C.
199
SECTION

19 September 2006

DYNO NOBEL BUSINESS UPDATE

Fabchem China Limited

Dyno Nobel (ASX: DXL) today announced it has concluded reviewing the potential acquisition of a strategic stake in Chinese explosives company Fabchem China Limited ("Fabchem"). The company decided not to pursue the acquisition further at this stage.

The parties were unable to agree upon acquisition terms that would have represented a favourable outcome for Dyno Nobel shareholders.

Dyno Nobel Chief Executive, Mr Peter Richards said, "We carefully reviewed this potential acquisition however the final commercial arrangements did not meet our internal investment criteria to deliver returns to shareholders."

"The company has a well-developed pipeline of other acquisition targets that are at various stages of assessment, and we will keep shareholders informed of activity."

John W. Angelini Blasting Inc

Dyno Nobel Limited also today announced it had acquired the drilling assets and related operations of John W. Angelini Blasting Inc. ("Angelini"). The acquisition of the Angelini business, based in South Florida USA, supports Dyno Nobel's current activities in the Florida and Bahamas markets and provides a platform for expanded service to existing and future customers in these regions.

Mr Peter Richards said; "Angelini is an incremental addition to Dyno Nobel's growing suite of drilling and blasting services and is significant given the company's plans at the time of the IPO to expand into the adjacent areas of drilling and blasting".

"Now that we have acquired Angelini we can concentrate on improving supply chain coordination and achieving synergies with dnx drilling."

Dyno Nobel America acquired SMHE drilling in December 2005 and also acquired NWT Rock (blasting business) as part of its acquisitions of ETI earlier this year.

-ENDS-

For media enquires contact:

Gloria Barton, Cannings 0413 520 603

Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.